EXHIBIT 2.7

FORM OF INTERCOMPANY NOTE

Date:  [        ]

FOR VALUE RECEIVED, [NewCo][NewCo Subsidiary], a               (the “Borrower”), hereby promises to pay to the order of [IAC/InterActive Corp., a Delaware corporation][Other IAC Lender Entity] (the “Lender”), in lawful money of [the United States of America][Insert applicable reference if alternative currency], the principal amount of this intercompany note (this “Note”), which amount the Borrower has borrowed from the Lender on or following the date hereof pursuant to this Note, together with interest and any additional principal and other amounts as provided herein.

1.                   Principal.  [The Lender shall, pursuant to Section 5.16 of that certain agreement and plan of merger by and among [Aura], IAC/InterActiveCorp, Halo TopCo, Inc. (“NewCo”) and Casa Merger Sub, Inc., dated as of May 1, 2017 (the “Merger Agreement”), on the Closing Date (as defined in the Merger Agreement), advance amounts under this Note in United States Dollars required to pay off all amounts outstanding (including accrued and unpaid interest, related fees and expenses) under the Company Credit Agreement (as defined in the Merger Agreement) (the “Closing Date Advance”).]  The Lender may, in its sole discretion, advance [further] amounts under this Note [in United States Dollars][Insert alternative currency] from time to time following a written request by the Borrower (each such advance and the Closing Date Advance, an “Advance”, and the date of each Advance, an “Advance Date”).  The Lender shall endorse Schedule A hereto to reflect the date and amount of each Advance made under this Note, and the date and amount of any payment or prepayment of principal hereof; provided that the failure of the Lender to make any such endorsement (or any error in such endorsement) shall not affect the obligations of the Borrower hereunder. Each such endorsement shall constitute prima facie evidence of the accuracy of the information endorsed, in the absence of manifest error.

2.                   Interest.  Interest in respect of any Advance shall accrue from the Advance Date with respect to such Advance on the unpaid principal balance of such Advance at a per annum rate equal to the sum of (i) the [Eurocurrency Rate][Insert applicable foreign currency benchmark rate] (as defined in that certain amended and restated credit agreement, dated as of October 7, 2015, among IAC/InterActiveCorp, as borrower, JPMorgan Chase Bank, N.A. as administrative agent and collateral agent, the issuing banks, the lenders and the other parties thereto, as further amended, restated, amended and restated, supplemented or otherwise modified or refinanced or replaced from time to time (the  “IAC Credit Agreement”)) on the date of incurrence of such

Advance (using a  three (3) month  Interest Period (as defined in the IAC Credit Agreement) unless the parties otherwise agree); provided that if no IAC Credit Agreement exists the Lender shall use the definition as if the IAC Credit Agreement most recently in effect remained in effect plus (ii) 3.25%.

3.                   Due Date.  The unpaid principal amount of this Note, together with accrued and unpaid interest, shall become due and payable in full in cash in the currency in which it was borrowed on [  ], 20[24] (the “Maturity Date”).

4.                   Prepayment.

(a) Voluntary.  At any time prior to the Maturity Date and with five (5) days’ prior notice (unless the Lender agrees to a shorter notice period), the Borrower may pay, without penalty or premium, the outstanding principal amount of this Note in whole or in part, together with accrued and unpaid interest.

(b)                                          Mandatory.  If NewCo shall, or shall permit any of its subsidiaries to, incur, assume, guarantee or otherwise become liable for any indebtedness for borrowed money or any guarantee of such indebtedness, other than indebtedness owing under this Note, in an aggregate principal amount exceeding $25,000,000 (or if such indebtedness is denominated in any currency other than United States Dollars, in an aggregate principal amount which, when converted into United States Dollars at customary currency exchange rates in effect at the time of such incurrence, would exceed $25,000,000), then, on the date of receipt of the net cash proceeds of any such indebtedness by NewCo or any of its subsidiaries, such net cash proceeds shall be used to pay, without premium or penalty, the outstanding principal amount of this Note in whole, together with accrued and unpaid interest.  The Lender may decline such prepayment in its sole discretion.

If a Change of Control shall occur, the Borrower shall pay on the date of such Change of Control, without premium or penalty, the outstanding principal amount of this Note in whole, together with accrued and unpaid interest.  Change of Control shall mean any of the following events:

i.                  the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of NewCo and its subsidiaries [or all or substantially all of the assets of the Borrower and its subsidiaries], taken as a whole, to any Person other than a Permitted Holder;

ii.               the acquisition of beneficial ownership by any person or group (excluding any one or more Permitted Holders or group Controlled by any one or more Permitted

Holders) of more than 35% of the aggregate voting power of all outstanding classes or series of NewCo’s Voting Stock and such aggregate voting power exceeds the aggregate voting power of all outstanding classes or series of NewCo’s Voting Stock beneficially owned by the Permitted Holders collectively;

iii.            during any period of two (2) consecutive years, individuals who at the beginning of such period constituted the board of directors of NewCo (together with any new directors whose election by the board of directors or whose nomination for election by the equityholders of NewCo was approved by a vote of the majority of the directors of NewCo then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of NewCo’s board of directors then in office;

iv.           [NewCo or] the Borrower shall adopt a plan of liquidation or dissolution or any such plan shall be approved by the stockholders of [NewCo or ]the Borrower[, as applicable];

v.              any one or more Permitted Holders or group Controlled by any one or more Permitted Holders ceases to hold at least 50% of the aggregate voting power of all outstanding classes or series of NewCo’s Voting Stock; or

vi.           if the Borrower is a subsidiary of NewCo, NewCo ceases to own 100% of the Voting Stock of the Borrower, directly or indirectly.

Notwithstanding the foregoing, a transaction in which NewCo becomes a subsidiary of another Person (other than a Person that is an individual or a Permitted Holder) shall not constitute a Change of Control if the shareholders of NewCo immediately prior to such transaction beneficially own, directly or indirectly through one or more intermediaries, the same proportion of voting power of the outstanding classes or series of NewCo’s voting stock as such shareholders beneficially own immediately following the consummation of such transaction.

For purposes of this definition, a Person shall not be deemed to have beneficial ownership of securities subject to a stock purchase agreement, merger agreement or similar agreement until the consummation of the transactions contemplated by such agreement.

The following capitalized terms used in this Section 4(b) have the meaning set forth below.

“Affiliated Persons” means, with respect to any specified Person, (a) such specified Person’s parents, spouse, siblings, descendants, step children, step grandchildren, nieces and nephews and their respective spouses, (b) the estate, legatees and devisees of such specified Person and each of the Persons referred to in clause (a), and (c) any company, partnership, trust or other entity or investment vehicle Controlled by any of the Persons referred to in clause (a) or (b) or the holdings of which are for the primary benefit of any of such Persons.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise.  “Controlled” has a meaning correlative thereto.

“Permitted Holders” means any one or more of (a) IAC/InterActiveCorp and its wholly owned subsidiaries, (b) Barry Diller, (c) each of the respective Affiliated Persons of the Person referred to in clause (b) and (d) any Person a majority of the aggregate voting power of all the outstanding classes or series of the equity securities of which are beneficially owned by any one or more of the Persons referred to in clauses (a), (b) or (c).

“Person” means any individual, corporation, partnership, limited liability company, joint venture, incorporated or unincorporated association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof or other entity of any kind.

“Voting Stock” means the stock of the class or classes pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors (or other similar governing body) of such entity (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

(c)     Manner of Application.                Payments made pursuant to this Note shall be applied first to the payment of accrued and unpaid interest and then to the payment of unpaid principal amounts of the then-outstanding Advances.

5.                   Place of Payment.  Payment under this Note shall be made to the Lender in lawful money of the United States of America [Insert applicable reference if alternative currency] by wire transfer to such account or accounts as the Lender may direct by written notice to the Borrower.

6.                   Waivers.  The Borrower hereby waives diligence, presentment for payment, demand, notice of dishonor, or protest.  No delay or failure by the Lender to exercise any right or remedy shall operate as a waiver thereof, and no single or partial exercise by the Lender of any right or remedy shall preclude any other or further exercise thereof.

7.                   Default.  In the event that the Borrower shall fail to pay when due any amount payable hereunder (any such event, a “Default”), the outstanding principal amount of the Note, together with all accrued and unpaid interest, shall become due and payable immediately and automatically in cash in the currency in which it was borrowed.  Upon the occurrence and during the continuation of a Default, interest in respect of each Advance and other outstanding amounts shall accrue at 2% per annum in excess of the interest rate in effect for such Advance (or the Advance to which such outstanding amount relates) and shall be payable in cash on demand in the currency in which they were borrowed.

8.                   Expenses.  The Borrower shall also promptly reimburse the Lender for the costs and expenses (including reasonable legal fees and expenses) incurred by the Lender in enforcing its rights hereunder.

9.                   Binding Effect.  The promises, terms, and conditions contained in this Note shall be binding upon the Borrower and the Borrower’s successors and assigns.

10.            Usury Savings.  Notwithstanding anything to the contrary contained herein, the Lender shall never be entitled to receive as interest on the obligation evidenced hereby any amount in excess of the maximum rate of interest permitted to be charged by applicable law; and in the event that the Lender ever receives any such excess, such amount which would be excessive interest shall be applied to the reduction of the principal sum hereof, and if the principal sum is paid in full, any remaining excess shall forthwith be paid to the Borrower.

11.            Amendments; Waivers.  No amendment, supplement, modification, termination or waiver of any provision of this Note shall be effective without the written consent of the Lender and the Borrower.

Governing Law.  This Note shall be construed in accordance with and shall be governed by the laws of the State of New York.

12.            Notices.  Any notice required or permitted to be given hereunder shall be properly given only if in writing and if sent by overnight courier, delivered by hand or sent by email to the following address, or such other address as shall subsequently be provided by a party:

If to the Lender:

IAC/InterActiveCorp

555 West 18th Street

New York, New York 10011

Email:                                    glenn.schiffman@iac.com

Attention:                Glenn Schiffman

With a copy to:

IAC/InterActiveCorp

555 West 18th Street

New York, New York 10011

Email:                                    gregg.winiarski@iac.com

Attention:                Gregg J. Winiarski

If to Borrower to:

[                     ]

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Borrower hereby executes this Note as of the day and year first written above.

[BORROWER]

By:
Name:
Title:

[Signature Page to Intercompany Note]

ACCEPTED AND AGREED:

[LENDER]

BY:
NAME:
TITLE:

[Signature Page to Intercompany Note]